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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Tree Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Liberty Street
(No. and Street)

Acton (City) MA (State) 01720-3504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David K. Stone (978) 263-3051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018327

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, David K. Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Tree Advisors, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

Randy Schacht
Notary Public, Massachusetts
My Commission Expires December 29, 201

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Liberty Tree Advisors, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2010

Table of Contents

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Member of Liberty Tree Advisors, LLC:

We have audited the accompanying statement of financial condition of Liberty Tree Advisors, LLC (the "Company"), as of December 31, 2010, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Tree Advisors, LLC, as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
February 18, 2011

Liberty Tree Advisors, LLC

Statement of Financial Condition

December 31, 2010

ASSETS

Cash and cash equivalents	$ 83,726
Accounts receivable	22,742
Prepaid expenses	13,521
Investment in warrants	40,183
Property and equipment, net	1,005
Total assets	$ 161,177

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ -
Total liabilities	-
Member's equity	161,177
Total liabilities and member's equity	$ 161,177

See accompanying notes to financial statements.

Liberty Tree Advisors, LLC

Statement of Income

Year Ended December 31, 2010

Revenue	$ 118,577
Expenses:	
Subcontractor fees	39,801
Insurance	17,451
Dues and subscriptions	17,274
Professional fees	9,150
Travel and entertainment	6,580
General and administrative	5,053
Depreciation	432
Total expenses	95,741
Other income (expense):	
Interest income	540
Total other income (expense)	540
Net income	$ 23,376

See accompanying notes to financial statements.

Liberty Tree Advisors, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2010

Member's equity at December 31, 2009	$ 162,801
Net income	23,376
Distributions to member	(25,000)
Member's equity at December 31, 2010	$ 161,177

See accompanying notes to financial statements.

Liberty Tree Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 23,376
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	432
Changes in assets and liabilities:	
Accounts receivable	(8,014)
Prepaid expenses	(140)
Accrued expenses	(520)
Net cash provided by operating activities	15,134
Cash flows from investing activities:	
Purchases of property and equipment	(1,380)
Net cash used in investing activities	(1,380)
Cash flows from financing activities:	
Distributions to member	(25,000)
Net cash used in financing activities	(25,000)
Net decrease in cash and cash equivalents	(11,246)
Cash and cash equivalents at beginning of year	94,972
Cash and cash equivalents at end of year	$ 83,726

See accompanying notes to financial statements.

Liberty Tree Advisors, LLC

Notes to Financial Statements

Year Ended December 31, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

Liberty Tree Advisors LLC (the "Company') was organized on February 22, 2006 under the laws of the State of Massachusetts as a Limited Liability Company. David K. Stone is the Company's sole member. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on August 8, 2007. The Company provides business consulting, private placement and other investment banking services for its clients in Massachusetts and elsewhere in the United States.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations of which there are none at December 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes consulting service revenue on a monthly basis as work is performed. Fees earned in connection with private placements and financings are generally recognized upon the closing of the related transaction. In instances in which securities are received in lieu of cash for all or some of the fees earned, the related revenue is measured at the fair value of the securities received or the services rendered, whichever is more reliably determinable. In addition, the Company records revenues derived from reimbursement of out-of-pocket expenses when the expenses have been incurred and invoiced in accordance with the terms of the related service arrangement.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at December 31, 2010.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Generally, property and equipment with a cost less than $200 are expensed when purchased. Office equipment consists of computers, printers and cellular telephones, which are considered to have a useful life of three years. The Company periodically reviews the carrying value of its property and equipment to determine if facts and circumstances suggest that they may be impaired or that the depreciation period may need to be changed. Repair and maintenance expenditures are charged to operations as incurred.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value (concluded)

GAAP establishes a hierarchal framework which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Income Taxes

The Company is a single-member limited liability company and does not file its own income tax returns. The Company is a disregarded entity for US Federal and Massachusetts tax purposes. Instead, the results of operations are included in the income tax returns of its sole member, David K. Stone.

The Company follows accounting guidance regarding the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken, including the position that the Company qualifies as a disregarded entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" to be upheld under regulatory review. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. There are no such provisions for uncertain tax positions as of December 31, 2010.

3. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk include cash and cash equivalents, which may exceed federally insured limits. Cash in federally insured banks was within insured limits at December 31, 2010. Accounts receivable from a single customer accounted for 86% of total accounts receivable at December 31, 2010 and was collected subsequent to the balance sheet date.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2010:

Office equipment	$ 4,799
Less accumulated depreciation	(3,794)
	$ 1,005

5. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets:				
Investment in warrants	$ -	$ -	$ 40,183	$ 40,183

The fair value of warrants is estimated using the Black-Scholes model. This model requires input of assumptions including the volatility of the stock price, the contractual term of the warrants and the risk-free interest rate. Volatility is estimated using stock price volatility of comparable public companies. The risk-free rate is based on the yield of a U.S. Treasury security with a term consistent with the warrants.

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

6. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2010 the Company had net capital of $83,662, which is $78,662 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $0 at December 31, 2010, so its aggregate indebtedness to net capital ratio was 0%.

7. CUSTOMER CONCENTRATIONS

Revenue from a single customer represents 30% of total revenue and from three customers 63% of total revenue for the year ended December 31, 2010.

8. RELATED PARTY

The Company operates from the home office space of its Member. No occupancy costs are charged to the Company associated with this space.

Liberty Tree Advisors, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2010

Computation of net capital:

Total member's equity from statement of financial condition	$ 161,177
Less non-allowable assets:	
Accounts receivable	22,742
Prepaid expenses	13,521
Investment in warrants	40,183
Property and equipment, net	1,005
Total non-allowable assets	77,451
Less: haircuts on securities	64
Net capital	$ 83,662

Computation of basic net capital requirement:

Net capital requirement of reporting broker-dealer	$ 5,000
Excess net capital	$ 78,662
Aggregate indebtedness	$ -

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 and the computation of net capital pursuant to Rule 15c 3-1 contained herein.

See independent auditors' report.

WOLF
& COMPANY, P.C.

Report on Internal Control Required By SEC Rule 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member of Liberty Tree Advisors, LLC

In planning and performing our audit of the financial statements of Liberty Tree Advisors, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule l7a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the member, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.
Boston, Massachusetts
February 18, 2011